centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

15 July, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA


05009863

Dear Sir / Madam

Centrica plc
Centrica confirms job reductions in British Gas

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

15 July 2005

Centrica confirms job reductions in British Gas

Centrica confirms that as part of its ongoing transformation programme in British Gas and continued drive for cost efficiencies, it is reviewing the future of its back-office operations.

As progress with the transformation programme continues, the company will have a requirement for fewer back-office staff. A number of options have been considered for the remainder of the back-office activity and, following due diligence and consideration of alternatives, it is now proposed that these roles be transferred to India. In total around 2,000 roles could be lost from the organisation, contributing to the achievement of the previously identified benefits from the transformation programme.

There will be no impact on jobs in 2005 and no customer facing roles are affected.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

Notes to editors:

1. British Gas is currently engaged in a major transformation programme designed to reduce operating costs and improve services through investment in new systems and process improvements.
2. British Gas remains a leading UK employer with some 26,000 staff nationally.
3. This year British Gas expects to recruit more than 2,500 customer service and sales staff and service engineers.